Offering Statement for Berylline Corporation

This document is generated by a website that is operated by Netcapital Systems, LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

All non-Regulation CF securities-related activity on netcapital.com, including, but not limited to private placement offerings under Regulation D and A, are conducted by Livingston Securities, LLC ("Livingston"), a non-affiliate of Netcapital, and a registered broker-dealer, and member FINRA/SIPC, located at 626 RexCorp Plaza, 6th floor, West Tower, Uniondale, NY 11556. For inquiries related to non-Regulation CF securities activity, contact Livingston Securities:

Jeanne Rockman: jeanne@livingstonsecurities.com

Jonathan Mason: jonathan@livingstonsecurities.com

Netcapital, Portal and Livingston do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from

those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Berylline Corporation

Eligibility

2. **The following are true for Berylline Corporation:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Dennis Dresser

Dennis Dresser is the President and CEO of Global Alliance Network, LLC. ("GAN"). GAN is an international consulting firm that has been providing business opportunities around the world through their worldwide industrial network since 1999. He was previously President and CEO of GT Automotive System, Inc (GT). Dennis started GT with less than 20 people and from a small company and $2 million dollar in sales he grew the company into a major international Tier 1 automotive supplier dominating the column gear- shift lever business by 1997 with sales over $75 million, over 500 employees (including a JV with Tsuda Industries in Japan). Dennis has a Bachelor of Science

degree from Ball State University and a Master's in Business Management from Central Michigan University. Work History

Bruce Weber

Bruce is a CPA, with an extensive background as Financial Manager and Owner in the OEM products of stampings, injection molded plastics, and machined castings. Bruce was one of the four investors who acquired Wolverine Metal Stamping from retiring founders in 1998. He became the CFO in 2000 and President in 2003, prior to the sale of Wolverine to Eric Jackson in November 2003. Bruce was employed as the CFO of Gel, Inc., starting in 1986 and became a principal owner through a management group acquisition in 1991. Gel, Inc. acquired Tamco, Ltd in 1996 and became GT Automotive, Inc., a Tire 1 supplier of Driver Controls to GM, Ford, Chrysler, Toyota, Honda, CAMI (Suzuki) and United Technologies Automotive, where he was the Vice President of Finance. GT Automotive grew to 66 million dollar in sale, with 6 manufacturing facilities and over 600 employees in Michigan and Ontario, Canada when it was sold to Dura Automotive in 1997. Bruce retired from Dura in 1998 as Vice President of Finance for its Shifter Systems Subsidiary. Work History

David Nelson

David Nelson has spent the majority of his professional career in executive sales positions with exceptional results. He spent 28 Years at AT&T (Ameritech / Michigan Bell) as Sr. Sales Associate, Training Manager and SEO Specialist. During his career at AT&T, David won The Presidents Club Award 11 Times. Because of David's successful track record, AT&T asked him to return for an additional 2 year period at RH Donnelly in Chicago, in order to handle their major accounts, as Sales and SEO Specialist in charge of new member training. In 2013, David retired for the second time. David now works as part of the The Nelson Team at Berkshire Hathaway HWWB in Birmingham, Michigan. The Nelson team has been the No. 1 Team for the past 3 years, with sales at the top 1% in Michigan state. David has a BA degree from Western Michigan University in 1978. Work History

Michael Dresser

Michael Dresser has over seven years of experience as an Account/Product Manager working with global, automotive clients, including Global Alliance Network and Coliant Corporation. A natural at building and forging relationships, he has success in developing business with new and existing customers and extensive automotive industry knowledge with a diverse international network. His competitive nature outside of the business realm led to a National Snowboarding Championship in 2009 (USASA Men's Slopestyle). As an SOS Outreach Coach, he shared these skills with underprivileged youth, helping build self-esteem and character. He received his B.S. in Business Administration (Marketing) from The University of Colorado at Boulder, and a double MBA in International Business and Entrepreneurship from Oakland University. Work History

David Etienne

David is a Certified Public Accountant(CPA) with experience in the design, development, and management of comprehensive corporate accounting, budgeting, financial reporting, tax reporting and MIS systems. David has been consistently successful at linking accounting, budgeting, financial reporting, tax reporting and MIS systems. David has been consistently successful at merging accounting with general operations to provide hands-on financial leadership for strategic planning. He possesses strong analytical and problem solving abilities and he is committed to professionalism. David has a Master of Accounting at Oakland University, Rochester, Michigan and a Bachelor of Science in Business Administration, Central Michigan University. Work History

Anthony Orzechowski

Mr. Orzechowski has more than 35 years of diversified financial, operations and general management experience unique to privately held corporations with annual sales from 1M to 75M. Anthony has held executive positions and independent consulting assignments from Chief Financial Officer to President in various service, construction and manufacturing industries. Tony has advised and assisted numerous companies with strategic planning, cost containment, financial restructuring, banking negotiations and crisis management. Currently he is the President/Owner of a local property management company. This firm services both condominium and home owner associations in the tri-county area of southeastern Michigan. He attended numerous universities throughout his career, and is currently pursuing an executive MBA to augment his undergraduate studies. Work History

Xugang Li

Mr. Li joined the Vehicle Research Institute (VRI) team of Western Washington University to study and build hybrid vehicles. At VRI, Mr. Li worked on two solar/electric/natural gas engine hybrid vehicles: Viking 21 and Viking 23. Mr. Li earned his Post-Baccalaureate Certificate of Vehicle Design at Western Washington University, USA. He has a bachelor degree of Mechanical Engineering in Chongqing University, China. Between 1996 to 1998, Mr. Li worked for Dura Automotive as a Project Engineer. Later, Mr. Li worked for General Motors as a Senior Engineer and has been part of many vehicle programs. In 2011, Mr. Li started to work on Berylline Hybrid 3 Wheel Scooter project as Chief Engineer and directed the design and build of the 2 prototype vehicles. Work History

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Xugang Li

Securities:	550,000
Class:	Common Stock
Voting Power:	49.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Berylline is a technology and manufacturing company specializing in small engine hybrid systems and personal transportation. Berylline's F2A is the industry's first Hybrid 3-Wheel Scooter targeting the leisure and local commuting market. Independent market research funded by the MEDC (Michigan Economic Development Corporation) indicates that there are seven major market

segments for the F2A. Research suggested that the primary target is retirement communities located in warm coastal regions, such as The Villages, Del Webb, Ave Maria, Rancho Mirage, and a host of others. College campuses, KOA, and the tourist/rental markets have also been identified as opportunities. An independent research company, B E R L I N E Advertising Group, projects F2A annual sales should range from 5,767 to 11,534 units, which is based on 1-2% of the current motorcycle and golf cart annual sales volume in the United States. The Berylline Hybrid Scooter has a top speed of 60 MPH under hybrid mode and 30 MPH under EV (Electric vehicle) mode. It is a PHEV (Plug-In Hybrid Electric Vehicle), with a two front wheel and one rear wheel design. This design coupled with a fully automatic CVT transmission provides driving stability and ease of operation. Compared to other alternatives, such as golf carts and 2 wheel scooters, the Berylline F2A has the advantages of higher speed, longer range, and is easier to operate. We have already invested in multiple prototypes, refined and improved many key features of the F2A. Our current prototype has been fully-engineered and costed-out, and with this refined prototype, we are looking to pursue limited production for initial sales. We are way down the path of being a developmental company and ready for the next step. Growth. There are a number of companies targeting unique, personal transportation for recreation and daily errands, some very big, such as BRP, Polaris, Piaggio, and Harley-Davidson, and several small, developmental companies looking to begin limited production, JUST LIKE US, such as Arcimoto, Elio Motors, Electra Meccanica and Sonders. We have engaged in independent research on these companies to determine if their success can translate to Berylline. Companies like Arcimoto and Elio have achieved market values over $50 million with no revenues. Electra Meccanica, due to strong interest from both consumers and corporate buyers, has generated a market value over $200 million without generating revenues to date. We believe Berylline has a highly competitive, unique product with great potential in markets that we believe are not targeted by these other companies. We can match their success, and do it quickly. We looked at comparable companies to understand how they are being valued in public markets and via acquisition premiums. Understanding the valuation metrics for other comparable companies translates directly to what Berylline is seeking to accomplish. We are building our Exit Strategy today to understand how we will be valued in the future. With future revenues targeting over $30 million, we believe future value of $50-$60 million is conservatively estimated. We are valuing the business today, pre-investment, at $5 million. Berylline's success will equal great success for investors.

For additional information, please see attached *businessplan.pdf*

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Berylline Corporation speculative or risky:**
    1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete research and development, obtain necessary regulatory approvals, or commercialize its products. The Company will require substantial future capital in order to continue to conduct

the research and development, and regulatory activities necessary to bring it's products to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities.

2. Because the Company has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.

3. The Company is faced with all of the risks associated with a company in the early stage of development. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval from government regulatory bodies around the world. Because the Company is focused on product development, the Company has not generated any product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

4. The process of developing the Company's products requires significant research and testing, each of which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

10. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

11. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure,

or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

The Offering

Berylline Corporation ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $1,714,715 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor.

The Company may raise up to $1,069,997 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

    To move Berylline Corporation from product development phase to an original equipment manufacturer (OEM), producing the first 100 units for sale by December 2019.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,714,715
Less: Offering Expenses	$490	$84,021
Net Proceeds	$9,510	$1,630,694
Compensation for managers	$0	$260,000
Building and Equipment	$0	$5,000
Travel, Professional fees	$9,510	$120,000
Engineering: Design	$0	$263,942
Prototype Tooling	$0	$100,000
Testing and Development	$0	$187,500
Department of Transportation (DOT) and Environmental Protection Agency (EPA) Approval	$0	$150,000
Inventory (component part purchases and other product costs)	$0	$272,100
Account Recievables (Dealer Sales Financing) and Prepaid Expenses (Insurance, Rent, Deposits)	$0	$272,152
Total Use of Net Proceeds	$9,510	$1,630,694

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Berylline Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be

returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $3.40 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such

categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	1,681,093	1,176,765	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Please refer to the other material information provided below in paragraph 31.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the holders of shares of the Company. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Full independent valuation report has been completed.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
     - **additional issuances of securities,**
     - **issuer repurchases of securities,**
     - **a sale of the issuer or of assets of the issuer or**
     - **transactions with related parties?**

• The issuance of additional securities will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. • If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. • A sale of the Company or of the assets of the Company may result in an entire loss of your investment. We cannot predict the market value of the Company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. The Company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. • We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Ann Arbor Spark
Amount Outstanding:	$39,445
Interest Rate:	12.0%
Maturity Date:	August 6, 2016
Other Material Terms:	Non Recourse Loan
Creditor(s):	Owner Related Advance
Amount Outstanding:	$10,000
Interest Rate:	6.0%
Maturity Date:	December 31, 2018
Other Material Terms:	
Creditor(s):	Clear Springs Properties, LLC
Amount Outstanding:	$20,000
Interest Rate:	6.0%
Maturity Date:	January 9, 2018
Other Material Terms:	

Clear Springs is owned by Dennis Dresser & Bruce Weber.
Note is convertible to Stock at $1.50 per share.

25. **What other exempt offerings has Berylline Corporation conducted within the past three years?**

   None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

   No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   Berylline was founded in 2011 by a small group of Entrepreneurs; including a Vehicle Engineering expert, former President/CEO of a tier one Automotive Supplier and a CPA. Within the first year, using personal funds, a lot of "sweat equity" and a $10,000 unsecured Loan from the Spark Fund, sponsored by Automation Alley, the first three wheel prototype motor scooter was completed in 2012. It was named the F1. In total only about $20,000 was spent to produce this prototype vehicle. There were good reviews and feedback on the vehicle. With the assistance of Oakland University and Automation Alley, a marketing study was commissioned to see if this interest had a viable market. The results were very good, with a viable "niche" market of 5,000 to 10,000 vehicles per year in the USA vacation resort and retirement communities identified. In 2013 the Founders decided to build a second vehicle using Hybrid technology, completing design engineering. They tested the market for a "turn-key" vehicle build and were quoted $2,000,000 to $2,500,000 to build one Hybrid vehicle to their design. They searched for development partners who could provide the finances and expert assistance needed to successfully build the F2 Hybrid vehicle. In the summer 2013, Wanhu Industries agreed to invest $100,000, for a 10% ownership interest and assistance with hybrid technology. Work on the F2 hybrid model then commenced. Later in 2013, a CFO of a tier one metals engineering Company, who is also a CPA & CGMA, invested $10,000 and joined the team, assisting in tax matters and financing. In 2014, a private equity professional joined the team and negotiated an additional $40,000 unsecured loan from the Spark Fund, paying off the original $10,000 loan. Two of the Founders provided the Company with a $50,000 line-of-credit, advancing $20,000 in 2014. With this funding, totaling only about $170,000, the F2 model was successfully completed in Q4 2014, saving about $2,000,000 compared to a 3rd party build. It was licensed as a motor vehicle in Michigan and displayed first in January 2015 at the International Motorcycle Show in Miami Beach, Florida. There was significant interest in the F2 and its hybrid capabilities, but technology was evolving fast and the founders determined that the power train needed to be improved to provide more power before commencing product launch. In Q2 2015, a retired Sales Executive who "loved" the F2, invested

$100,000. He is very interested in managing sales in the Florida market which we determine is our first "target" area for sales. Later in 2015, Berylline increased its partnership with Oakland University, moving our office to their "business incubator" building and signing on to their "Accelerator "plan which provided engineering and marketing assistance by paying 90% of the costs. During 2016 and 2017 design of an improved Hybrid power train has been in facilitated with the Oakland University School of Engineering. Berylline is ready to commence completion of the F3 model with an improved power train, design & styling. By raising $1,700,000 in funds the Company will be able to complete the F3 model, produce the first 100 vehicles for testing, US Government regulatory approval and use the vehicles for commencing sales and establishing Dealer networks in Florida and Southern California. The small amount of existing debt, about $70,000 plus accrued interest, may also be repaid. The company recorded a net loss of $14,836 for the year ended December 31, 2017, as compared to a net loss of $$28,472 for the year ended December 31, 2016. No revenues were recorded in either year. Operating expenses amounted to $8,636 for the year ended December 31, 2017, as compared to operating expenses of $22,676 for the year ended December 31, 2016. Interest expense amounted to $6,200 for the year ended December 31, 2017, as compared to interest expense of $5,796 for the year ended December 31, 2016. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    > **CPA Review Report:**   reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Berylline Corporation answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Offering Page Video Transcript: Berylline Presents, the F2A Hybrid Scooter. Lithium Ion Battery. 60 mph (gas). 30mph (Electric). 100 mpg. Berylline Hybrid F2A Scooter starting at $5,999. Related Party Transactions: On December 30, 2017, the Company signed promissory notes to related party shareholders for cash consideration received, totaling $7,100. Each note bears interest of 6% per annum, and requires payment of accrued interest annually beginning on January 1, 2019, and continuing on the 1st day of each consecutive year thereafter until the note is paid in full. Each note matures on January 1, 2020. Principal and accrued interest is required to be paid in full upon maturity, unless both the lender and the Company agree to extend the term of the note. The Company is permitted to pay all or any part of the principal and accrued interest at any time. The Company had notes payable to related parties of $7,100 and $0 as of December 31, 2017 and 2016, respectively, and accrued interest of $0 as of December 31, 2017 and 2016, related to the notes. There was no interest expense related to the notes for the years ended December 31, 2017 and December 31, 2016. On January 9, 2015, the Company entered into a convertible promissory note agreement with Clear Springs Properties, LLC ("Holder"), a company owned and operated by two shareholders of the Company. The principal amount of the note is $50,000; however, only $24,000 has been received by the Company and $26,000 of the borrowing remains undistributed. The note bears interest of 6% per annum and requires payment of accrued interest quarterly beginning on April 9, 2015 and continuing on the 9th day of each calendar quarter thereafter until the note is paid in full. The Company did not make the required quarterly payments of accrued interest during the years ended December 31, 2017 or 2016, and therefore is in default on the note terms. The note matures on January 9, 2018. Outstanding principal and accrued interest is required to be paid in full upon maturity, or at the Holder's election in the event of a qualified financing or sale of the Company prior to the maturity date. The note is secured against all assets and property of the Company. At the election of the Holder, the principal and accrued but unpaid interest on the note is convertible to common stock of the Company at the greater of $1.50 per share or the per share price paid by investors in the event of a qualified financing event prior to the maturity date. If no qualified financing occurs, and the Holder elects at least 5 days prior to the maturity date, principal and accrued interest can be converted to common stock of the Company at $1.50 per share. In the event of a sale of the Company prior to repayment or conversion of the note, the Holder has the option to convert the principal and accrued interest to common stock of the Company at $1.50 per share. The Company analyzed the convertible note agreements for beneficial conversion features and concluded that the conversion terms do not constitute beneficial conversion features. Accordingly, no beneficial conversion feature discounts have been booked on these convertible notes payable. The convertible note to related party balance was $24,000 as of each December 31, 2017 and 2016, and the accrued interest balances related to the note were $3,640 and $2,240 as of December 31, 2017 and 2016, respectively. Interest expense on the convertible note to related party was $1,400 for each of the years ended December 31, 2017 and 2016. No principal payments were made and no conversions of principal and accrued interest to common stock of the Company occurred as of December 31, 2017. Wanhu Agreement On December 9, 2012, the Company entered into an agreement with Wanhu Electromechanical Co., Ltd. (Wanhoo), wherein Wanhoo invested $100,000 at phase 1 development in exchange for a 10% company share. Shares will be diluted along with other shares in the event of new investors. Per the agreement, Wanhoo is entitled to a 10% share of the Company's profit or loss, is guaranteed access to the Company's hybrid technology, and in general, is named the exclusive technology transferring party in China. As part of the agreement, the Company and Wanhoo are each committed to contributing $250,000 for phase 2 work, which is defined as work subsequent to the beginning of the design of the production model. As of December 31, 2017, phase 2 development has not yet begun. Business Advisor Agreement On October 24, 2015, the Company entered into a business advisor agreement. The business advisor assists the Company in preparing the funding package and offering document, and in other funding related tasks as deemed needed. In exchange, the Company awarded the business advisor 25,000 shares of the Company's common stock and reserved an additional 25,000 shares of common stock to be allocated upon the securing of funding of $2,000,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2017, the condition to secure funding of $2,000,000 had

not been met by the business advisor. Business Partner Agreement On June 1, 2015, the Company entered into a business partner agreement to recruit a lead engineer and director for hybrid technologies. In exchange for providing such services defined in the agreement, the Company is committed to compensating the lead engineer at $35 per hour plus 30 shares of the Company's common stock per hour up to a maximum of $10,000 cash. After the cash maximum is reached, the lead engineer will be compensated at 65 shares of common stock, and will be provided with a sign-on incentive of 20,000 shares of common stock after completing 400 hours of work. The total number of shares of the Company's common stock committed under this agreement is 50,000. Shares will be diluted along with other shares in the event of new investors. Services have not been provided to the Company by the lead engineer, and no shares have been awarded under the agreement.

The following documents are being submitted as part of this offering:

    Governance:

        Certificate of Incorporation: certificateofincorporation.pdf

        Corporate Bylaws: corporatebylaws.pdf

    Opportunity:

        Offering Page JPG: offeringpage.jpg

        Pitch Deck: pitchdeck.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.beryllineusa.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.